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                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                             WWW.LEGALANDCOMPLIANCE.COM

                                                 DIRECT E-MAIL:
                                                 LANTHONY@LEGALANDCOMPLIANCE.COM


                                  July 24, 2006

VIA ELECTRONIC FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Michele M. Anderson, Legal Branch Chief

RE: IELEMENT CORPORATION
AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2
FILED JUNE 6, 2006
FILE NO. 333-131451

FORM 10-KSB FOR YEAR ENDED MARCH 31, 2005
FORM 10-QSB FOR THE QUARTERS ENDED JUNE 30,
         SEPTEMBER 30 AND DECEMBER 31, 2005
FILE NO. 0-29331


Dear Ms. Anderson:

It has come to our attention that Amendment No. 3 to the above referenced Registration Statement inadvertently was missing two pages of the completed financial statements. Accordingly, we have electronically filed herewith on behalf of IElement Corporation (the "Registrant") Amendment No. 4 to the above-referenced Registration Statement. We trust you shall deem Amendment No. 4 and the contents of my correspondence dated July 18, 2006 responsive to your comment letter dated June 19, 2006.


Legal & Compliance, LLC


By: /S/ LAURA ANTHONY
    -------------------
    Laura Anthony, Esq.



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